EXHIBIT 99.3

RADVISION
PRESS RELEASE

Corporate Contact:	Corporate Contact:	Investor Relations:
Adi Sfadia	Robert Romano	June Filingeri
Chief Financial Officer	VP Enterprise Marketing	Comm-Partners LLC
Tel: +1 201-689-6340	Tel +1 512-328-4617	Tel +1 203-972-0186
cfo@radvision.com	pr@radvision.com	junefil@optonline.net

RADVISION EXPANDS VIDEO CONFERENCING DISTRIBUTION CHANNEL IN INDIA

Virtual Netcomm Pvt. Ltd. to Distribute SCOPIA Video Conferencing Product Line

TEL AVIV, February 14, 2011 – RADVISION® Ltd. (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications including video network infrastructure, developer tools and high definition (HD) room, desktop and mobile video conferencing systems, today announced that Virtual Netcomm Pvt. Ltd. will distribute RADVISION’s SCOPIA line of innovative video conferencing solutions throughout India.

Virtual Netcomm Pvt. Ltd. is one of the companies of Virtual Group – a premier value-added distribution house offering best-in-class solutions focused on IT security, WAN optimization and networking.  Headquartered in Ahmedabad, India, Virtual Group has a network of sales and support offices in Bangalore, Chennai, Delhi, Hyderabad and Mumbai with overseas operations in Bangladesh, Indonesia, Malaysia, Sri Lanka, Singapore and Dubai.  Virtual Group offers systems integrators, solution providers and channel partners a carefully chosen suite of complementary solutions from world-class vendors.

“We are very excited with this tie up with RADVISION,” said Mr. Rajendra Shah, Director and Group CEO of Virtual Group.  “Video conferencing solutions are definitely the next big wave of change.  With RADVISION offering the broadest and most complete set of video conferencing solutions, we are confident that our customers will benefit from the increased range of products and solutions we offer while creating increased market opportunities for our channel partners.”

RADVISION’s latest innovations including high performance room systems, unmatched telepresence and desktop communications, and mobile conferencing solutions are key examples of RADVISION’s transformation from an infrastructure provider to delivering a full portfolio of video conferencing products.  This expansion of RADVISION’s product portfolio places a new focus on channel partners as an essential part of its overall end-to-end solution strategy.

“We are very pleased that Virtual Netcomm has joined forces with us in offering the SCOPIA line of video conferencing solutions,” said Eitan Livne, General Manager, RADVISION Asia Pacific.  “This distribution agreement further broadens our channel footprint in India as Virtual Netcomm reaches out to our SMB and enterprise customers in this region.”

All product and company names herein may be trademarks of their registered owners.

About RADVISION

RADVISION (Nasdaq: RVSN) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

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